UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A. Publicly-held Company CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33	CPFL GERAÇÃO DE ENERGIA S.A. Publicly-held Company CNPJ 03.953.509/0001-47 - NIRE 353.001.795-95

MATERIAL FACT

CPFL Energia S.A. (“CPFL-E”) and CPFL Geração de Energia S.A. (“CPFL Geração” and, with CPFL-E jointly referred to as “Companies”), pursuant to article 157, §4º of Law No. 6.404/76 (“Law 6.404/76”) and the CVM Instruction No. 358/02, in addition to the Material Fact disclosed on November 19th, 2019, hereby inform its shareholders and the market in general that they have received on April 27th, 2020, the Official Letter No. 110/2020/CVM/SRE/GER-1 (“Official Letter”), attached hereto, which granted the registration of the tender offer for the acquisition of the common shares, which remain outstanding, issued by CPFL Energias Renováveis S.A. (“CPFL-R”), unifying the modalities for the purpose of converting its register as a publicly-held company in category “A” to category “B” (“Register Conversion Offer”) and its Novo Mercado delisting (“Novo Mercado Delisting Offer”, and, with the Register Conversion Offer, jointly referred to as “DTO”), to be carried out by CPFL Geração, CPFL-R's direct controlling shareholder. CPFL Geração shall disclose the Notice of Tender Offer, setting out the terms and conditions for the DTO, until May 7, 2020.

The Companies shall keep its shareholders and the market informed on the progress of the subject matter informed herein.

Campinas, April 28, 2020.

CPFL ENERGIA S.A. YueHui Pan Vice President Chief Financial and Investor Relations Officer	CPFL GERAÇÃO DE ENERGIA S.A. YueHui Pan Chief Financial and Investor Relations Officer

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brasil - Tel.: (21) 3554-8686
Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – CEP: 01333-010 – Brasil - Tel.: (11) 2146-2000
SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brasil -Tel.: (61) 3327-2030/2031
www.cvm.gov.br

Official Letter 110/2020/CVM/SRE/GER-1

Rio de Janeiro, April 27, 2020

To:

José Pedro Leite da Costa

Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitschek nº 2.041 e 2.235, 24º andar

São Paulo – SP

CEP: 04543-011

E-mail: pedro.costa@santander.com.br
E-mail (Companhia): panyuchui@cpfl.com.br
E-mail (Assessores jurídicos): cfl@bmalaw.com.br; fszorzo@pn.com.br
E-mail (b3): patricia.pellini@b3.com.br; ana.pereira@b3.com.br; emissores@b3.com.br; raphael.giovanini@b3.com.br

Subject: Registration of the Public Tender Offer CVM/SRE/OPA/CAN/2020/002 – CVM Process No. 19957.011512/2019-49

            Dear Sir,

1. Based on the documentation included in CVM Case 19957.011512/2019-49, we hereby inform of the approval of the request to register the public tender offer (“OPA”) for shares of CPFL Energias Renováveis (“Company”) unifying the types: (i) for delisting as a publicly held company, with the intention to convert the company’s register as category “A” to category “B”; and (ii) voluntary, to delist from the Novo Mercado special segment of B3 S.A., with the following characteristics:

a) Registration number: CVM/SRE/OPA/CAN/2020/002;

b) Type of Offer: Unified, for delisting and voluntary;

c) Offeror: CPFL Geração de Energia S.A.;

d) Shares Object of the Offer: up to 291.550 common shares issued by the Company;

e) Payment Method: BRL 16.85 in cash per share of any type updated and adjusted in accordance with item 4.5 of the Call Notice of the Offer;

f) Operation Amount: BRL 4,912,617.50, considering the acquisition of all shares that are object of the OPA, excluding any updates or adjustments in the share price; and

g) Deadline for publishing the OPA instrument (“Call Notice of the Offer”): May 7, 2020.

2. In addition, we hereby inform you that, within the scope of CVM Deliberation No. 756/16, this technical area approved, pursuant to Report No. 22/2020CVM/SRE/GER-1 (annex), the unification of the aforementioned OPA types and the exemption from preparing an Appraisal Report.

3. We also inform that a copy of the Call Notice of the Offer must be sent to the CVM within 24 hours as from its publication. The electronic version must be sent to the electronic address ger-1@cvm.gov.br.

4. Lastly, we request that the Company immediately publish the granting of the registration for the OPA, in accordance with its information disclosure policy.

Sincerely,

LUIS MIGUEL R. SONO

Securities Registration Superintendent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.